FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BBM Chats Just Got More Fun with the Introduction of Stickers	2.

Document 1

  NEWS RELEASE
April 1, 2014

FOR IMMEDIATE RELEASE

BBM Chats Just Got More Fun with the Introduction of Stickers

Multi-Person Photo Sharing and Larger File Transfers Round Out New Features

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced an update of BBM™, a leading mobile messaging platform for private and secure communications, that allows customers to further personalize and enhance their chat experiences.

Available for download later today from the respective app stores for the Android™, BlackBerry® and iOS® platforms, BBM will now offer stickers – larger, bolder and more expressive images than emoticons – that BBM users can add to their BBM chats. Customers will be able to purchase and download sticker packs from the new BBM Shop found in BBM.

“Stickers are another great example of how we’re making the BBM experience more engaging and fun for our customers,” said David Proulx, Senior Director, BBM at BlackBerry. “Stickers let you personalize your chats and strike the right chord with people around the world who rely on stickers in chats when they connect with colleagues, family, friends, peers and partners.”

BBM customers will be able to download a variety of sticker packs right inside BBM from the BBM Shop. Each sticker pack contains between 20 and 25 stickers and features content developed by talented artists or relating to a theme or a character like CosCat, Gilbert’s Tales or Bubble Bot, as well as sticker packs featuring content from popular brands including Shaun the Sheep and WWE. To start, sticker packs will either be offered for free, or cost US $1.99, or an approximate equivalent amount in the local currency, and will be billed through the device’s app store.

With WrestleMania 30 just around the corner, WWE is planning to give away a free sticker pack to its fans through BBM. In addition, a free sticker pack created by BlackBerry featuring favorite BBM emoticons will be available to all BBM customers that download the new update. BlackBerry plans to add new sticker packs on a regular basis.

In addition to stickers, BBM customers can now easily share photos in multi-person chats*. Photos will be delivered in the chat as a thumbnail that can be opened to reveal the image in full size. BBM customers can also now send higher quality photos, videos and presentations thanks to larger in-chat file transfers. Files up to 16MB can now be shared in a chat, an increase of 10MB.**

For more information about the BBM update, device requirements and other features, please visit bbm.com.

For a video on stickers and picture sharing follow:

Stickers Video
Picture Sharing Video

BBM continues to connect friends, family and colleagues across a myriad of mobile networks, as the standard for mobile instant messaging with a fast, reliable, and engaging experience that puts control of privacy and personal information back in the customers’ hands.

* Sharing pictures in multi-person chats is not included in BB0S

 ** For sending and receiving on BlackBerry 10, iOS and Android. BlackBerry smartphones running BBOS will be able to receive only.

About BBM
Introduced in 2005, BBM set the standard for mobile instant messaging and continues to drive innovation in messaging and private social networking. Today, BBM is one of the largest private social mobile networks, driving real, active conversations. Customers love BBM for its privacy, controls and immediacy with Delivered and Read statuses and message-in-progress notices.

About BlackBerry

A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
Nadia Stolfi
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	April 1, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer